DLA Piper LLP (US) 500 Eighth Street, NW Washington, DC 20004 www.dlapiper.com
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Jay M. Tannon jay.tannon@dlapiper.com T 202.799.4204 F 202.799.5204

April 27, 2009	OUR FILE NO. 370919-1
VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Attention:	Peggy Kim, Special Counsel
Office of Mergers & Acquisitions

Re:	Cox Radio, Inc.

Schedule 14D-9/A filed April 20, 2009

File No. 005-47385

Dear Ms. Kim:

We received your comment letter dated April 22, 2009. The comment in your letter and our response appear below.

Item 4. Solicitation or Recommendation, page 1

Reasons for the Special Committee’s Recommendation, page 8

1. Please revise to describe the reasons for changing your position from recommending that shareholders accept the tender offer to expressing no opinion and remaining neutral. We note that you state that the special committee was concerned about the non-waivable majority of the minority condition; if applicable, please describe how this condition resulted in the change in recommendation. We also note your statement that based on the change in position, the company is no longer a filing person on the Schedule 13E-3 filed by Cox Enterprises and Cox Media; please address whether this was a reason for changing your position.

RESPONSE

As disclosed in the Schedule 14D-9/A filed on April 20, 2009, the special committee withdrew its recommendation that Cox Radio’s stockholders accept the tender offer and tender their shares. The special committee determined to express no opinion and remain neutral with respect to the tender offer for the reasons stated in the Schedule 14D-9/A which are as follows:

•	Extension of the Offer Period. On April 20, 2009, Cox Media Group, Inc. and Cox Enterprises, Inc. extended the offer period for an additional ten business days but did not increase the offer price.

•	Clarification of the Special Committee’s Authority. On April 19, 2009, the Board of Directors of Cox Radio adopted a resolution by unanimous written consent clarifying the

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April 27, 2009

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special committee’s authority to negotiate all terms of the tender offer, including the offer price.

•

Discussions of a Possible Increase in the Offer Price. In the course of conversations among the special committee and John Dyer, a representative of Cox Enterprises, with respect to the status of the tender offer and the possibility that the majority of the minority condition may not be satisfied, Mr. Dyer informed the special committee that Cox Media Group and Cox Enterprises were seriously considering increasing the offer price to $4.20 per share and that the increased price might not be Cox Media Group and Cox Enterprises’ best and final offer.

As also disclosed in the Schedule 14D-9/A, the special committee believes that the consummation of an offer continues to be in the best interests of the stockholders of Cox Radio (other than Cox Media Group and Cox Enterprises) and informed Mr. Dyer that Cox Media Group and Cox Enterprises should consider increasing the offer price in order to facilitate the valid tender of a sufficient number of shares of common stock to satisfy the majority of the minority condition. Therefore, we respectfully submit that a revision to the “Reasons for the Special Committee’s Recommendation” in the Schedule 14D-9/A is not necessary.

With respect to the comment regarding Cox Radio no longer being a filing person on the Schedule 13E-3 filed by Cox Media Group and Cox Enterprises, we note Question 101.03 of the Staff’s Compliance and Disclosure Interpretations regarding Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 (“Going Private Interpretations”). The response to this question sets forth the Staff’s view that in instances where an affiliation between the offeror in a tender offer and the target company is sufficient to trigger Rule 13e-3, a favorable recommendation regarding the tender offer by the target company would be sufficient to give rise to the target company being engaged in the going-private transaction. In light of the special committee’s withdrawal of its recommendation that Cox Radio’s stockholders accept the tender offer and tender their shares, pursuant to and consistent with the Staff’s view described above, Cox Radio is no longer considered a filing person or obligated to provide the disclosure required by Rule 13e-3.

The acknowledgments requested at the end of your letter are attached as Exhibit A to this letter.

We hope that you will find this letter responsive to your comment. If you have any questions regarding our response, please do not hesitate to contact me at 202.799.4204.

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April 27, 2009

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Very truly yours,

DLA Piper LLP (US)

/s/ Jay M. Tannon
Jay M. Tannon
Partner

cc:	Juanita P. Baranco Nick W. Evans, Jr. Frank M. Conner III Michael P. Reed

EXHIBIT A

April 27, 2009
VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628
Attention:	Peggy Kim, Special Counsel
Office of Mergers & Acquisitions

Re:	Cox Radio, Inc.

Schedule 14D-9/A filed April 20, 2009

File No. 005-47385

Dear Ms. Kim:

As requested in your letter dated April 22, 2009 to Jay M. Tannon, Cox Radio, Inc. hereby acknowledges as follows:

•

Cox Radio is responsible for the adequacy and accuracy of the disclosure in Securities and Exchange Commission (SEC) filings made with respect to the tender offer for Cox Radio shares not owned by Cox Media Group, Inc.;

•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to such filings; and

•	Cox Radio may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

COX RADIO, INC.

/s/ Charles L. Odom
Name:	Charles L. Odom
Title:	Chief Financial Officer